UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mount Logan Capital Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.001 par value
(Title of Class of Securities)
62188E103
(CUSIP Number of Class of Securities)
Nikita Klassen
Chief Financial Officer and Corporate Secretary
650 Madison Avenue, 3rd Floor
New York, New York 10022
(212) 891-2880
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Anna T. Pinedo
Brian D. Hirshberg
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Tel. (212) 506-2500
Fax (212) 849-5767

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO
This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Mount Logan Capital Inc., a Delaware corporation (the “Company”), on December 29, 2025, amended by Amendment No. 1 thereto filed on January 13, 2026, and amended by Amendment No. 2 thereto filed on February 4, 2026 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $15 million of its shares of common stock, $0.001 par value, at a fixed price of $9.43 per share (the “Tender Offer”) upon the terms and subject to the conditions described in the Offer to Purchase filed on December 29, 2025, as amended by the Amended Offer to Purchase filed on January 13, 2026 (as amended, the “Offer to Purchase”).
Only those items amended and supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 3 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.
ITEM 11. Additional Information.
Item 11 is hereby amended and supplemented as follows:
On February 6, 2026, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 P.M., New York City time, on February 2, 2026. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.
In addition, Mount Logan has been informed by the Depositary that the final proration factor for the Tender Offer is approximately 28.23%.
ITEM 12. Exhibits.
Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(E)*	Press Release issued by the Company on February 6, 2026.

 * Filed herewith.

ITEM 13. Information Required by 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNT LOGAN CAPITAL INC.
Date: February 6, 2026	By:	/s/ Edward Goldthorpe
Edward Goldthorpe
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)†	Offer to Purchase, dated December 29, 2025.
(a)(1)(B)†	Letter of Transmittal.
(a)(1)(C)†	Notice of Guaranteed Delivery.
(a)(1)(D)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(1)(E)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(1)(F)+	Amended Offer to Purchase, dated January 12, 2026.
(a)(1)(G)+	Amended Letter of Transmittal.
(a)(1)(H)+	Amended Notice of Guaranteed Delivery.
(a)(1)(I)+	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2026.
(a)(1)(J)+	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2026.
(a)(5)(A)
Press release announcing initiation of shareholder record search relating to expected $15 million Tender Offer, dated December 11, 2025 (incorporated herein by reference to Exhibit
99.1 to the Company’s Current Report on Form 8-K, filed on December 11, 2025).

(a)(5)(B)
Press release announcing commencement of the Tender Offer, dated December 29, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 29, 2025).

(a)(5)(C)	Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on November 13, 2025.
(a)(5)(D) ++	Press Release issued by the Company on February 4, 2026.
(a)(5)(E)*	Press Release issued by the Company on February 6, 2026.
(d)(1)†	Dealer Manager Agreement, dated December 29, 2025, by and between the Company and Ladenburg Thalmann.
(d)(2)
Third Amended and Restated Servicing Agreement between Mount Logan Capital Inc. and BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(3)
Investment Advisory Agreement between Opportunistic Credit Interval Fund and Mount Logan Management LLC (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(4)
Investment Advisory Agreement between Logan Ridge Finance Corporation and Mount Logan Management LLC (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(5)
Amended and Restated Master Services Agreement between MLC US Holdings LLC and Sierra Crest Investment Management LLC (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(6)
Staffing Agreement by and among Mount Logan Management LLC and BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(7)	2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on December 4, 2025 (File No. 333-291939)).

(d)(8)
Staffing and Resource Agreement, dated November 18, 2025, by and between Mount Logan Capital Inc. and BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 19, 2025 (File No. 001-42813)).

107†	Calculation of Filing Fee Table.

† Previously filed on December 29, 2025 with the Tender Offer Statement on Schedule TO.
+ Previously filed on January 13, 2026 with Amendment No. 1 to the Tender Offer Statement on Schedule TO.
++ Previously filed on February 4, 2026 with Amendment No. 2 to the Tender Offer Statement on Schedule TO.
* Filed herewith.